PB

[redacted]

06009043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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*
MR
3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65245

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNICIPAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SEVENTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KELLY (212) 931-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUNICIPAL PARTNERS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING MEMBER

Title

BERNARD SEIDMAN
Notary Public State of New York
No. 31-03586918
Qualified in New York County
Commission Expires Oct. 31, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Members
Municipal Partners, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Municipal Partners, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Municipal Partners, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

February 8, 2006

MUNICIPAL PARTNERS, LLC

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents (Note 1)	$1,038,821	
Receivable from clearing agent (Note 3)	127,396	
Securities owned, at fair market value (Note 4)	692,915	
Equipment and furniture at cost, less accumulated depreciation of $168,290 (Note 1)	116,373	
Prepaid expenses	130,544	
Security deposit (Note 9)	27,681	
TOTAL ASSETS		$2,133,730

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses - special member	$ 581,062	
Accrued expenses - others	76,938	
Note payable - special member (Note 9)	800,000	
TOTAL LIABILITIES		$1,458,000
Commitments (Note 9)		
Members' Equity		675,730
TOTAL LIABILITIES AND MEMBERS' EQUITY		$2,133,730

See Notes To Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes.

Securities transactions, which are commissions less related expenses, are recorded on a trade-data basis.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

2. THE COMPANY

The Company is registered as a broker's broker in state and municipal government obligations under the Securities Exchange Act of 1934 and does not maintain any state or municipal securities in its proprietary account. It is exempt from Rule 15c3-3 (k) (2) (ii) of the Securities & Exchange Commission.

The Company was granted membership in the National Association of Securities Dealers, Inc. on June 17, 2002.

The Company, maintains a branch office in Boca Raton, Florida, which commenced operations on January 30, 2002. On July 15, 2005, the Company closed its branch office in Los Angeles, California.

3. CLEARING AGENT

The Company, in its capacity as a broker, clear its transactions through another broker, on a fully disclosed basis as in introducing broker, and is exempt from customer reserve requirements. Under its fully disclosed clearing agreement, the Company has agreed to maintain a Deposit Account that shall at all times contain cash and/or securities with a market value of at least $100,000.

4. SECURITIES OWNED, AT FAIR MARKET VALUE

The Company received marketable securities from its managing member whose market value at December 31, 2005 is $692,915.

5. INCOME TAXES

The Company, as an LLC, is not a taxable entity for Federal and New York State income tax purposes. Elements of income and expense flow through and are taxed to the member. The City of New York taxes the Company as an unincorporated business.

6. NOTE PAYABLE

The Company has a promissory note outstanding in the amount of $1,000,000 payable to its special member, Cantor Fitzgerald Partners, with interest at 6% per annum, which rate can increase to 10% following the maturity date or upon the occurrence and continuation of an event of default.

Principal amounts are payable, accompanied by the payment of accrued interest at the Company's discretion, to the date of such payments, in accordance with the following schedule:

DUE DATE	PRINCIPAL PAYABLE
January 30, 2006	$ 100,000
January 30, 2007	700,000

The maturity date of the note is January 30, 2007. Interest, all accrued, but unpaid, shall be payable on the maturity date. The Company, upon written notice, can prepay this note in whole or in part with accrued interest.

The note is secured by the assets of the Company, the managing member's interest in the Company and any member owning 10% or more of the Company. On January 30, 2006, the Company paid the principal due of $100,000.

7. PENSION PLAN

As of January 1, 2003, the Company adopted a 401 (k) employee savings and retirement plan covering all eligible employees, as defined. Employee contributions based on compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and based on participants' annual compensation. For the year 2005, the Company made no contribution into the plan.

8. SPECIAL MEMBER GROSS REVENUE ALLOCATION

The Company agreed to pay its special member five (5%) of its gross revenues. Total expense for the year amounted to $209,963.

9. COMMITMENTS

In January 2002, the Company entered into a lease agreement to lease space in New York City for a period of 10 years commencing February 1, 2002 and extending through January 31, 2012.

Minimum annual rental payments are as follows:

2006	$ 121,967
2007	132,017
2008	136,507
2009	139,636
2010	143,127
Thereafter	146,705

The Company is responsible for its share of future increases in building taxes and operating expenses and in addition, pays $ 12,129 for electricity and air conditioning maintenance per annum. The Company has deposited with the landlord $ 27,681 as security.

The Company entered into a sublease agreement to lease space in Boca Ratan, Florida for the period June 1, 2003 to May 31, 2006.

Minimum annual rental payments are as follows:

2006	$ 12,205

9. COMMITMENTS (CONTINUED)

The Company terminated its lease in Los Angeles, California as of July 15, 2005. Under the termination agreement, the Company agreed to pay the landlord a termination fee of $50,319 with $20,000 payable on the termination date and the balance payable in equal monthly payments of $2,257 commencing on August 15, 2005 and on the 15th of each month thereafter. The security deposit of $8,000 was applied to the termination fee.

10. LITIGATION

On or about October 8, 2002, eSpeed, Inc. ("eSpeed") commenced an action in the Supreme Court of the State of New York, County of New York, captioned eSpeed, Inc. v. Municipal Partners, LLC. Index No. 6039060/2002. eSpeed principally seeks to recover for the alleged breach by the Company of its payment and other obligations under the License and Service Agreement between eSpeed and the Company. eSpeed seeks the following relief: damages in the amount of $632,494.08 plus interest for the Company's purported failure to pay for information technology services rendered pursuant to the License Agreement during the period from January 30, 2002 through August 31, 2002; damages in an amount to be determined at trial for eSpeed's share of Electronic Transaction Services Revenues (as defined in the License Agreement) and for the Company's purported breach of the exclusivity of the License Agreement; and an accounting.

On November 19, 2002, the Company filed its Answer denying the substantive allegations in eSpeed's complaint, asserting affirmative defenses, and counter-claiming against eSpeed for damages in an amount to be determined at trial for eSpeed's breach of the License Agreement, including by rendering invoices that purport to include charges for Ancillary IT Services that were not rendered, by rendering invoices that were not property computed, by refusing to pay or reimburse the Company for technology costs that were eSpeed's responsibility, by intentionally or negligently misleading the Company regarding the services to be provided under the License Agreement and the cost therefore, by harassing the Company without just cause through claims that the Company may have compromised the safety and integrity of eSpeed's computers and operations, and by failing to provide the Company with the software capabilities which had previously been provided to the municipal securities division of Cantor Fitzgerald Partners, L.P. ("Cantor"). The Company also counterclaims for the rescission or revocation of the License Agreement, on grounds of failure of consideration.

10. LITIGATION (CONTINUED)

The Court has stayed this action and all discovery therein while the parties engage in settlement discussions.

On October 1, 2004, Cantor filed an action against the Company and Brian Kelly, captioned Cantor Fitzgerald Partners v. Municipal Partners LLC et al., Index No. 60323-04, seeking summary judgment in lieu of complaint pursuant to CPLR 3213. Cantor alleged that the Company defaulted on a Secured Promissory Note (the "Note"), dated January 30, 2002, by and between the Company and Cantor. Cantor claimed that the Company defaulted on the Note by allegedly breaching certain terms of the Organization Agreement, dated as of January 30, 2002, by and among Cantor, eSpeed, the Company and persons signatory thereto.

The Company opposed the motion and sought dismissal of the action, summary judgement pursuant to CPLR 3212(b), and sanctions pursuant to 22 NYCRR sec. 130 et seq. as a result of Cantor's frivolous conduct. Cantor moved for summary judgement, and the Company has filed its opposition and cross-motion for summary judgment. Further action has been stayed while the parties discuss settlement.

Finally, on August 15, 2005, BGC Securities filed a Statement of Claim in arbitration at the National Association of Securities Dealers ("NASD") captioned BGC Securities f/k/a Cantor Fitzgerald Partners v. Municipal Partners, LLC and Brian Kelly, NASD Case No. 05-04274, seeking damages to be determined at the arbitration hearing for breach of contract as well as injunctive relief. The Company filed an Answer to the Statement of Claim on October 14, 2005, asserting affirmative defenses as well as counterclaims seeking Cantor's disgorgement of $801,562.45, a declaration that the Company has no further obligation to pay 5% of its gross revenues to Cantor under the Operating Agreement, and punitive damages, attorneys fees, and costs. Further action has been stayed while the parties discuss settlement.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital and aggregate indebtedness of $373,235 and $1,458,000 respectively. The net capital ratio was 3.9064 to 1 or 390.64% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $273,235.

12. GOING CONCERN

The accompaning financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained a substantial operating loss in 2005. As a result, the ability of the Company to maintain its net capital requirements is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

13. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 330 Seventh Avenue, 15th floor, New York, N.Y. 10001 and at the regional office of the Commission located at 3 World Financial Center, New York, NY 10281.

MUNICIPAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Members
Municipal Partners, LLC

We have examined the financial statements of Municipal Partners, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 8, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Municipal Partners, LLC that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Municipal Partners, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Fay & Jun

New York, N.Y.

February 8, 2006